May 30, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Mail Stop 3561

Re:    Staples, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 6, 2014
File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from William H. Thompson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated May 15, 2014. The responses are set forth below. Your comment is in bold and our responses and supplemental information are in regular or italicized type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page
B-1

1. We note your discussion of comparable store sales. Please tell us your consideration of defining a comparable store and definitively stating whether or not online sales are included in the measure.

Response: The following is the Company's definition of a comparable store:

Stores become comparable as of the beginning of the 13th full fiscal month in which they are open. For stores that we close, the stores remain comparable through their last full fiscal monthly period of sales. For relocations, if the new store location opens within 2 days of the closure of the old location, and within a 5 mile radius of the old location, then the sales for the new location are compared with the sales for the old location; otherwise, the old location is treated as a closure and the new location is treated as an opening of a new store. For international locations, the prior year sales are translated using the current year’s average exchange rates for comparability. Comparable store sales figures exclude online sales. Transactions at in-store kiosks are included in comparable store sales if payment is made through the Company's point-of-sale systems.

To increase transparency, we clarified that comparable store sales figures exclude online sales in our discussion of the Company's Results of Operations in the first quarter of fiscal 2014 in our quarterly report on Form 10-Q filed on May 20, 2014 ("Q1 10-Q"; see page 18), as well as in our press release announcing the Company's performance in the first quarter of fiscal 2014, furnished as Exhibit 99.1 of Form 8-K on the same date (the "Q1 Press Release"). In future filings we will include our definition of comparable store sales.

2. Reference is made to Exhibit 99.1 of Form 8-K filed March 6, 2014 which discloses that nearly half of your sales are generated online. In light of the very material sales generated online, please tell us your consideration of providing separate disclosure and discussion of online sales and related costs. In addition, explain your consideration of further disaggregating to disclose and discuss online sales generated from websites and mobile platforms as well as each reportable segment.

Response: As we disclosed in the Business section of our Form 10-K filed on March 6, 2014 (the "10-K"), we operate numerous websites and mobile platforms across our three reportable segments.  Some of these websites and mobile platforms are primarily focused on providing products to small businesses, home offices, and consumers.  We refer to these as public facing websites, with the most notable being Staples.com.  Our commercial websites, including StaplesAdvantage.com and Quill.com, primarily represent online ordering platforms focused on improving the way our commercial customers, including those with which we have sales agreements, order products. To provide investors with information about the magnitude of sales generated through all of our various websites and mobile platforms and to highlight our commitment to investing in our online capabilities, we broadly referenced the amount of sales generated online in our press release announcing the Company's 2013 fourth quarter and fiscal year end results, furnished as Exhibit 99.1 of Form 8-K filed March 6, 2014 (“Q4 press release”).  In future communications we will better clarify which elements of our business we are referring to when we discuss our online operations.

At this time, when we refer to the Company’s strategic plan to accelerate growth online, we are primarily referring to Staples.com and the Company’s other public facing websites.  In our Q4 and Q1 press releases, we disclosed the year-over-year rates of sales growth for Staples.com, which is a component of the Company’s North American Stores & Online segment.  We will include similar disclosures in future filings.  The Company’s other public facing websites, including those in our International Operations segment, are at earlier stages of development, and therefore at this time we do not believe separate disclosure of their sales or growth rates would provide meaningful information to investors.  We will continue to assess the impact these public facing websites have on our operations and will provide additional disclosure to the extent the impact becomes significant.

The Company is leveraging its investments in ecommerce capabilities in its commercial delivery businesses as well.  In the Company’s North American Commercial segment, the majority of sales are currently generated through either the StaplesAdvantage.com or Quill.com platforms.   For the commercial delivery businesses included in our International Operations segment, approximately two-thirds of sales are currently generated via various ecommerce platforms.  We expect the online penetration rates in our commercial businesses to increase as we continue to meet the changing needs of our business customers.  The ecommerce platforms currently employed in our commercial businesses have primarily served to increase efficiencies associated with the customer order process.  To date our ecommerce platforms have not represented a significant driver of sales growth in our commercial businesses; growth to date has been primarily driven by our team-based selling model that comprises category specialists. As we continue to expand our product assortment and evolve our contract selling model, we expect the Company’s ecommerce platforms will represent an increasingly important tool for driving sales growth in new categories in our commercial businesses.  To the extent our ecommerce platforms become a material driver of sales growth in our commercial businesses, then in future filings we will disclose the impact on sales for our North American Commercial and International Operations segments.

At this time our chief operating decision maker does not manage the business solely on the basis of whether operations are online or have a physical presence, as evidenced by the recent combination of the Company's North American retail stores and Staples.com into a single North American Stores and Online segment.  As such, we do not aggregate costs separately for our online businesses, either by segment or on a Company-wide basis.  Therefore, it is not practicable for us to provide disclosure of total costs related to our online operations or a measure of profitability for the online portions of our business.  Accordingly, our disclosures about our online operations in future filings will focus on sales.

Outlook, page B-1

3. Reference is made to your disclosure of the expected range of first quarter 2014 diluted earnings per share excluding the potential impact on sales or earnings associated with restructuring activities in 2014 and expected fiscal year 2014 free cash flow disclosed in the last paragraph on page B-1. These appear to be non-GAAP measures. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(i)(A)-(D) of Regulation S-K.

Response: As of the date of our 10-K, we had announced (1) plans to close up to 225 retail stores in North America by the end of fiscal year 2015 and (2) a global cost savings plan to generate annualized pre-tax savings of approximately $500 million by the end of fiscal 2015, which we collectively refer to as the "2014 Restructuring Plan". As we disclosed in Item 2.05 of the Form 8-K we filed on March 6, 2014, at that time we expected to incur material charges related to the 2014 Restructuring Plan but we were still in the process of developing the detailed elements of the plan and as such did not yet have reliable estimates of the costs to be incurred, nor specific information regarding the courses of action to be undertaken.  Therefore, while the Company agrees our guidance represented non-GAAP measures, comparable measures on a GAAP basis were not available at that time, and therefore such GAAP measures were not provided in accordance with Item 10(e)(i)(B) as it relates to forward-looking information.

In our Q1 10-Q, we disclosed our expectations for non-GAAP earnings per share in the second quarter of 2014 (see page 16), which excludes the impact of charges related to the 2014 Restructuring Plan, as well as for free cash flow for fiscal year 2014. We also included disclosure about why we have not provided similar forward looking information on a GAAP basis and provided current information about the estimated range of charges for each major type of cost (see pages 17-18). In future filings, we will provide similar disclosures to help investors understand why charges are included or excluded in our estimates and will more clearly identify this information as being a non-GAAP measure.

Critical Accounting Policies and Significant Estimates, page B-10

Impairment of Goodwill, page B-10

4. Please tell us your consideration of disclosing the percentage by which the fair values of your Australia and China reporting units exceeded carrying values as of the most recent goodwill impairment test.

Response: In our discussion of the Company’s Australia and China reporting units in our 10-K, we have focused on the material trends and uncertainties underlying the risks related to the goodwill balances associated with these reporting units.  For example, we disclosed that Australia’s revenues and profits have been trending downward due to weakness in the economy and the loss of certain significant customers, and that China’s valuation is predicated on achieving significant future sales growth but that it experienced weaker than expected growth in fiscal 2013.  We also disclosed that it was uncertain whether the economic, industry, and operating pressures underlying the weak performance of these reporting units would continue.  We believe qualitative information such as this helps investors and other users of our financial statements better understand the risk that these reporting units could incur goodwill impairment charges in the future.  To help users understand the maximum amount of exposure if an impairment charge were to occur, we disclosed the amount of goodwill associated with these reporting units.  We do not believe providing the percentage by which the fair values of these reporting units exceeded their carrying values would provide additional insight to the financial statement users, since doing so would not indicate the amount or range of amounts of a potential impairment charge, and it may imply more precision than is warranted given the number of highly judgmental assumptions underlying the figure.  We will continue to closely monitor these reporting units during the Company’s fiscal 2014 and will update our disclosures in future filings to continue to provide an overview of the most relevant factors that are impacting the valuation of these reporting units.

Item 8. Consolidated Financial Statements, page C-1

Notes to Consolidated Financial Statements, page C-8

Note A - Summary of Significant Accounting Policies, page C-8

Revenue Recognition, page C-10

5. Please tell us your consideration of disclosing your accounting policy for sales returns and allowances and your consideration of including the activity in Schedule II as prescribed by Rule 12-09 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response: The Company has not historically recorded a reserve for sales returns and allowances, as the estimated reserve has been considered to be immaterial to the financial statements. Our sales returns policy is 14 days from the date of purchase for technology and furniture (our high ticket items) and there is no time limit for the return of consumables. As consumables are, by their nature, items that are generally used quickly by the customer, we have historically found that most returns occur within three weeks of purchase. Based on management’s most recent analysis, the cumulative impact on net income to record a reserve for sales returns and allowances would be approximately $7 million; the year over year impact on net income was estimated to be approximately $0.2 million. We consider these amounts to be immaterial to our consolidated financial statements. Consistent with our communication to the Staff in August 2004, we continue to monitor the need for this reserve annually and will record and disclose the information in Schedule II in future filings to the extent the reserve becomes material to our consolidated financial statements.

6. We note that delivery sales are recognized at the time of shipment rather than upon delivery to and acceptance by the customer. Please explain why this policy is appropriate referencing authoritative literature. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Please also confirm to us supplementally that amounts paid to you by customers for shipping and handling is included in net sales.

Response: Terms of the Company's sales agreements vary by customer regarding right of inspection and acceptance. The Company understands that, based on our stated shipping terms, delivery sales should be recognized upon delivery; however, these sales are recognized upon shipment because our systems are not able to capture evidence of delivery to initiate the recognition of revenue. The Company has assessed the system changes that would be required to record sales upon delivery and concluded that such changes would be complex and require a substantial investment of time and resources. Moreover, we believe the cost required to make the system changes needed to allow for this correction exceed the benefit, as the difference is immaterial to our financial statements. Our delivery businesses are substantially all next day delivery. Our most recent analysis estimates that the cumulative impact on net income of recognizing delivery sales at the delivery date would be approximately $13 million, with a year over year impact to net income of approximately $0.1 million. We consider these amounts to be immaterial to our consolidated financial statements.

Consistent with our communication to the Staff in August 2004, we continue to monitor our revenue recognition practice regarding delivery sales to ensure that the impact of this practice is not material to the financial statements.

Additionally, we confirm that the amounts paid to us by customers for shipping and handling are included in net sales.

Note B - Restructuring Charges, page C-12

7. We note your adjustment in the third quarter of 2013 to reduce the liabilities associated with the 2012 Plan stemming from changes in facts and circumstances. Please explain to us the specific facts and circumstances occurring that resulted in your adjustment to these liabilities in 2013. Refer to ASC 420-10-50-1.d.

Response: The 2012 plan resulted in an original charge of $207 million for continuing operations. In the third quarter of 2013 management recorded a net $11 million reduction to the estimates that had been originally calculated, of which $12 million related to changes in severance estimates for Europe (the remaining amount related to increases in contractual obligations). The changes in severance estimates primarily related to the finalization of agreements with local labor unions (which eliminated the need for certain estimated payments to employees), combined with a reduction in the number of employees expected to be impacted by the restructuring efforts. The original severance estimates assumed that the negotiation with the labor unions would require greater payments, based on early consultations with the local works council, advice from external legal counsel, the size of the reduction and the short time in which we were negotiating the termination of union members. The reduction in the number of impacted employees was the result of a change in the estimated number of employees leaving the company or assuming another role prior to being eligible for the severance payments. These changes combined to represent more than $10 million of the total reduction in severance; the remaining adjustments related to a variety of other changes in estimate that were not individually significant. We believe that both of these changes to our severance estimate are appropriately classified as changes in facts and circumstances and therefore, are appropriately reported as adjustments to the reserve in fiscal 2013.

Beginning with our quarterly filing on Form 10-Q for the first quarter of 2014 we will ensure that any material adjustments to reserves are disclosed qualitatively as well as quantitatively in the notes to the consolidated financial statements. Please see Note C, page 8 of the Form 10-Q filed on May 20, 2014 for the disclosure included for the first quarter of 2014.

Note G - Fair Value Measurements, page C-20

8. Please reconcile the derivative liabilities balances as of February 1, 2014 and February 2,
2013 in the tables on page C-20 to Note H.

Response: The derivative liability balances shown on page C-20 of our 10-K reflect the fair values of all derivative instruments outstanding as of February 1, 2014 and February 2, 2013, including both designated and non-designated hedges. The balances disclosed in Note H reflect only designated hedges. None of the non-designated derivative instruments have been determined to be material, so additional disclosure regarding the nature of the arrangements in accordance with ASC 815, "Derivatives and Hedging" was not provided. The non-designated instruments primarily relate to short-term foreign exchange swaps and forwards initiated to offset certain operational and balance sheet exposures arising in the ordinary course of business. The following is a reconciliation of the information in Note H to the totals reported on page C-20 of Note G:

	February 1, 2014	February 2, 2013
Designated derivative liabilities	$ -	$ (9,967)
Non-designated derivative liabilities	(4,688)	(10,186)

Total derivative liabilities	$ (4,688)	$ (20,153)

Beginning with our Form 10-Q filed for the first quarter of fiscal 2014 (see page 11), we will acknowledge the reason for the difference in these disclosures, as follows:

The derivative assets and liabilities shown in the tables above include both derivatives which are designated as hedges pursuant to the guidelines of ASC 815, “Derivatives and Hedging”, as well as derivatives which are not designated as hedges.

Note K - Equity Based Employee Benefit Plans, page C-27

9. Please tell us your consideration of disclosing the target number of performance shares included in the 2014 and 2015 tranches. Refer to ASC 718-10-50-2c.

Response: The performance shares granted to certain executives in 2013 are subject to a three-year performance period (2013-2015), with performance targets set annually for each year of the performance period. We previously disclosed the target number of shares for fiscal 2013 because it was the only year of the performance period for which performance targets had been established by our Compensation Committee. In the future, we will disclose in our Form 10-K the target number of performance shares for the entire performance period, including shares attributable to future tranches for which performance targets have not yet been established.

Note L - Pension and Other Post-Retirement Benefit Plans, page C-29

10. Reference is made to the second to last paragraph on page C-34 and the discussion of estimating expected return on plan assets. For purposes of determining the expected return on plan assets, a market-related asset value is used. Market-related asset value is defined as either fair market value or a calculated value. Refer to ASC 715-30-35-51 and the Master Glossary. Please tell us your consideration of disclosing whether you use the fair market value or a calculated value.

Response: Expected return on plan assets is determined using fair market value. In the future, we will modify the disclosure in our Annual Reports on Form 10-K to definitively state this fact.

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-7409.

Sincerely,

______________________________
Christine T. Komola
Executive Vice President, Chief Financial Officer

cc:    Ronald L. Sargent
Michael T. Williams, Esq.
Mark Borden, Esq.